Filed by Petrohawk Energy Corporation (Commission File No. 000-25717) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Mission Resources Corporation (Commission File No. 000-09498) The following is a Petrohawk Energy Corporation slide presentation first presented on May 17, 2005 at the Bear Stearns Global Credit Conference:

Forward-looking statements
Petrohawk Energy Corporation
Management Team
Background - 3TEC Energy Corporation
Petrohawk's Strategy for Building Value
Acquisition Pricing vs. Futures
Acquisition / Divestment Strategy
Petrohawk's Credit Highlights
Petrohawk + Mission - An Exciting New E&P Company
Mission Fits Petrohawk's Strategy
Deal Terms
Great Assets in a New E&P Company...
With an Aggressive, Balanced Drilling Program
Pro Forma Outlook for 2005
Pro Forma Capitalization
Updated Pro Forma Hedging Overview
Petrohawk Consolidated Balance Sheet
Petrohawk Consolidated Statement of Operations
Mission Consolidated Balance Sheet
Mission Consolidated Statement of Operations
HAWK + MSSN Assets = Quality and Opportunity
Selected Recent Activities
Selected Upcoming Activities
South Texas
South Texas - La Reforma Field
Gulf Coast
Gulf Coast - Gueydan Field
Permian
Anadarko
East Texas / North Louisiana Basin
Arkoma
Summary
Petrohawk Corporate Information

Forward-looking statements This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of Petrohawk Energy Corporation ("Petrohawk") and Mission Resources Corporation ("Mission") and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Risks, uncertainties and assumptions include, without limitation, 1) the possibility that the companies may be unable to obtain stockholder or other approvals required for the acquisition; 2) the possibility that problems may arise in successfully integrating the businesses of the two companies; 3) the possibility that the acquisition may involve unexpected costs; 4) the possibility that the combined company may be unable to achieve cost-cutting objectives; 5) the possibility that the businesses may suffer as a result of uncertainty surrounding the acquisition; 6) the possibility of future regulatory or legislative actions; 7) the volatility in prices for oil and gas; 8) the presence or recoverability of estimated reserves; 9) the ability to replace reserves; 10) environmental risks; 11) drilling and operating risks; 12) exploration and development risks; 13) competition; 14) the ability of management to execute its plans to meet its goals and other risks that are described in SEC reports filed by Petrohawk and Mission. Petrohawk and Mission assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law. In connection with the proposed merger (the "Merger"), Petrohawk and Mission filed with the SEC on April 28, 2005, a joint proxy statement/prospectus on Form S-4 that contains important information about the Merger. These materials are not yet final and will be amended. Investors and security holders of Petrohawk and Mission are urged to read the joint proxy statement/prospectus filed, and any other relevant materials filed by Petrohawk or Mission because they contain, or will contain, important information about Petrohawk, Mission and the Merger. The preliminary materials filed on April 28, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Petrohawk or Mission with the SEC, may be obtained for free at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Petrohawk may be obtained free of charge from Petrohawk's website at www.petrohawk.com. The documents filed with the SEC by Mission may be obtained free of charge from Mission's website at www.mrcorp.com. Petrohawk, Mission and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Petrohawk and Mission in favor of the Merger. Information about the executive officers and directors of Petrohawk and their ownership of Petrohawk common stock is set forth in the joint proxy statement/prospectus on Form S-4, which was filed with the SEC on April 28, 2005. Information about the executive officers and directors of Mission and their ownership of Mission common stock is set forth in Mission's Amendment to its Annual Report on Form 10-K/A, which was filed with the SEC on April 12, 2005. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Petrohawk, Mission and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger, which is included in the Registration Statement on Form S-4 filed by Petrohawk with the SEC on April 28, 2005.

Petrohawk Energy Corporation NASDAQ: HAWK Houston, Texas Recent Events

Management Team

Experienced management team with significant investment in the Company

Floyd C. Wilson *Chairman, President and CEO*	■ Former Chairman, CEO and founder of 3TEC Energy ■ Proven track record of building companies and shareholder value ■ Over 30 years of energy industry experience
Shane M. Bayless *VP, CFO and Treasurer*	■ Former VP – Controller and Treasurer of 3TEC Energy ■ Over 15 years of energy industry and public accounting experience ■ Controller with Encore Acquisition Co. and Hugoton Energy
Larry L. Helm *Chief Administrative Officer*	■ Former EVP – Middle Market Banking with Bank One ■ Over 30 years commercial banking experience, primarily in energy ■ Former director of 3TEC Energy
Steve W. Herod *VP – Corporate Development*	■ Former EVP – Corporate Development and director of 3TEC Energy ■ Over 20 years of energy industry experience ■ President of Shore Oil until its merger with predecessor to 3TEC Energy
Richard H. Smith *VP - Land*	■ Former land manager with Unocal ■ Previously with Basin Exploration and Norcen Explorer ■ Over 20 years of energy industry experience
Richard K. Stoneburner *VP - Exploration*	■ Former VP – Exploration of 3TEC Energy ■ Over 25 years of energy industry experience, including Hugoton Energy ■ Substantial exploration and exploitation track record

- **Seasoned technical staff with extensive experience working together**
- **Significant experience in the public company environment**
- **Highly regarded financial sponsors**

4

2003: Sale to Plains Exploration and Production Company Announced merger with PXP in February 2003 (50% cash/50% stock) PXP up over 150% since closing in June 2003 $443 million EV, $18/share, 296 Bcfe, $0.50/Mcfe LOE, $0.34/Mcfe G&A 2000 to 2003: Acquisition, Divestment and Drilling Success Acquired 317 Bcfe @ $0.72/Mcfe Portfolio management (sold 40 Bcfe @ $1.05/Mcfe, LOE $1.40/Mcfe) $175 million drilling program (70% DEV / 30% EXP, over 90% success) 1999: Recapitalization of Middle Bay Oil Company EnCap/Wilson completed $21.4 million recapitalization in August 1999 No market liquidity or debt capacity $50 million EV, $6/share, 50 Bcfe, $0.85/Mcfe LOE, $0.82/Mcfe G&A Background - 3TEC Energy Corporation Initial Investment Strategic Growth Exit

Petrohawk's Strategy for Building Value Acquire quality properties in privately negotiated transactions Properties in core areas with substantial upside Divest non-strategic assets Build significant drilling program Accelerate property development Meaningful exploration exposure Raise appropriate capital Access to equity and debt markets Hedging is part of our business plan Balance sheet discipline Build to Sell Transactional orientation

Acquisition Pricing vs. Futures Acquisitions trade at a significant discount to strip price Hedging markets provide opportunities to secure high operating margins Favorable environment for asset sales 1 70% gas / 30% oil Blended Strip1 Acquisition Pricing $1.72 Source: Petrie Parkman database; Bloomberg $5.34

Acquisition / Divestment Strategy

Petrohawk's Credit Highlights High quality, geographically diverse reserve base 446 Bcfe oil & natural gas proved reserves Located in 6 well-known core areas 75% proved developed Non-strategic or high LOE assets to be sold Balanced growth program All properties in core areas - substantial upside Low-risk development and exploratory opportunities Focus on maintaining long reserve life ~ 10 years Hedge up to 70% of production Drilling with hedge-protected cash flow Ensure liquidity Focus on preserving balance sheet strength History of using appropriate leverage History of appropriate equity placements Seasoned management team with proven track record of company building and value creation

Announced April 4, 2005

Petrohawk + Mission - An Exciting New E&P Company Arkoma 4% 4 MMcfe/d 53 Bcfe 446 Bcfe Total Proved Reserves 75% proved developed, 67% gas 130 MMcfe / day current production 19 Bcfe 20 Bcfe E. Texas / N. Louisiana 4% 3 MMcfe/d Gulf Coast / GOM 21% 51 MMcfe/d Permian 43% 33 MMcfe/d Anadarko 12% 13 MMcfe/d Other Basins 6 Bcfe / 1% 5 MMcfe/d 191 Bcfe 64 Bcfe 93 Bcfe S. Texas 14% 21 MMcfe/d At December 31, 2004 pro forma for sale of royalty interests, acquisition of Proton Energy, and acquisition of Mission Resources based on SEC pricing of $43.58 oil, $6.20 gas Production as of 4/9/05

Mission Fits Petrohawk's Strategy Value Transaction immediately accretive to cash flow, production, reserves and NAV Reasonable leverage for substantially enhanced operating platform Non-core property divestments and cash flow will further strengthen balance sheet Hedging program to achieve financial goals and protect downside Property Complementary locations and drilling programs: Major Gulf Coast properties La Reforma, Dry Hollow, Lions, Heard Ranch in South Texas Gueydan, Broussard, Reddell, N. Leroy in South Louisiana High Island, Eugene Island, S. Marsh Island in Gulf of Mexico Major Permian properties Jalmat, Waddell Ranch, TXL, Goldsmith, Wasson Both companies focus capital programs on accelerated development drilling with meaningful exposure to exploratory upside People Petrohawk management ability to acquire, divest and lower costs Combined technical staffs have identified and are aggressively pursuing development and exploration opportunities across the property base Integration of Sarbanes 404-compliant organization

Deal Terms Consideration: $8.15/share 40% Cash - $3.26/share, $135 MM total 60% Stock - 19.2 million shares, exchange ratio based on HAWK trading 20 day weighted average closing price ending April 1 ($10.56) Exchange ratio calculation: HAWK @ $10.56 = 8.15/10.56 = .7718 .7718 x .60 = .4631 / share of HAWK for each MSSN share Assume/Refinance ~ $170 MM of Mission debt $130 MM High Yield - 9 7/8% Senior Notes Due 2011 $25 MM Term B $15 MM Revolver Major Mission shareholders (~32%) have agreed to the deal Board expands to nine, Mission to nominate two new members Closing expected during third quarter 2005 SEC review Customary closing conditions

Great Assets in a New E&P Company... Pro Forma 1 Excluding MSSN's legacy Permian non-operated units All data as of announcement date of April 4, 2005

Total 2005 Pro Forma CAPEX Budget by Region ($MM) Meaningful exposure to upside potential Multi-year drilling program Excellent regional distribution Total 2005 Pro Forma CAPEX Budget by Type .... With an Aggressive, Balanced Drilling Program

Pro Forma Outlook for 2005 1 1 These estimates are pro forma as if the Mission acquisition had occurred January 1, 2005. No post-merger activities have been included, such as cost savings, synergies, additional acquisitions, or divestments.

Pro Forma Capitalization Total Pro Forma Debt at Closing ~ $498 million1 Debt picture to be comprised of: Revolving Senior Credit Facility (Borrowing Base ~ $250 million) Term B Notes High Yield Bonds Anticipated Delevering Events: Asset Sales ~ 50 Bcfe, Proceeds ~ $100 million range Free cash flow above capital spending ~ $25 million Debt / Total Capitalization @ closing ~ 51%1 Debt / Total Capitalization - post-asset sales/FCF ~ 44%(1)(2) 1 Excludes Petrohawk $35 million Subordinated Note, convertible at $4/share, May '06 2 Assumes asset sales yield $2.00/Mcfe and FCF of $25 million from combined companies.

Updated Pro Forma Hedging Overview Includes the following recently placed HAWK costless collars: 10,000 Mcf/d for calendar 2006 at $6.00 x $9.31 800 Bopd for July - December 2005 at $45.00 x $63.30

Petrohawk Consolidated Balance Sheet

Petrohawk Consolidated Statement of Operations

Mission Consolidated Balance Sheet

Mission Consolidated Statement of Operations

HAWK + MSSN Assets = Quality and Opportunity South Texas / Gulf Coast drilling program focus Significant upside with lower F&D cost Permian Basin is a key operating area Stable, long-lived assets Creates competition within capital budget Numerous high-quality projects in South Texas, South Louisiana and Arkoma Increases inventory of 3-D seismic-evaluated prospects Adds over 650 identified drilling locations (200 proved) Includes CBM and shale gas projects Quality proved reserve base Note: Petrohawk and Mission December 31, 2004 reserves prepared by NSAI. Proton reserves (28 Bcfe) prepared by Petrohawk. Mission NGL's included in gas. Petrohawk reserves are pro-forma for the February 2005 Proton acquisition and the sale of royalty properties.

Selected Recent Activities During the first quarter of 2005, the combined company participated in 47 wells, three of which were dry holes. Of the 47 locations, the majority were not classified as proved. South Texas Erskine Simmons #1 - 25% NRI Lions Field, 16,000' Wilcox Exploratory, T.D. ~ 6/1 Wright Materials #3 - 21% NRI Lions Field 16,000' Wilcox Exploratory, T.D. ~ 6/10 Musselman #1 - 53% NRI South Kaspar Field, 14,500' Wilcox Exploratory, T.D. ~ 6/15 Isles #2 - 49% NRI Argo Prospect, 11,500' Yegua Developmental, T.D. ~ 6/1 Cimarex #1 Smith - 25% NRI 16,500' Vicksburg Exploratory , T.D. ~ 6/15 Cleopatra #4 - 80% NRI Nabors Field PUD, producing 3.5 MMcfe/d Dehnert #1 - 26% NRI Lions Field Exploratory, producing 7 MMcfe/d Weise #2 - 23% NRI Lions Field Exploratory, on production ~ 6/1 Buckner #1 - 26% NRI Lions Field Exploratory, on production ~ 6/15

Selected Recent Activities South Louisiana Pujol #1 - 61% NRI 11,000' Hackberry Exploratory, T.D. ~ 6/1 St. Mary S/L 18333 #1 - 22% NRI 12,000' Cris I Exploratory, T.D. ~ 7/1 Reef Montesano #1 - 20% NRI 15,800' PUD, producing 4.1 Mmcfe/d LeDoux #1 - 56% NRI N. Leroy Field Henry Exploratory, producing 5.1 Mmcfe/d Anadarko Tyson "A" #3 - 66% NRI Atoka PUD, on production 5-15 Avalon Lucky Horse #1 - 33% NRI WEHLU PUD, high bhp, sets up offsets, on production ~ 6/1 East Texas Barnett-Bailey #8 - 41% NRI Cotton Valley Sand PUD, on production 6/20 Rosa Jones "A" #8-80% NRI Cotton Valley Sand PUD, on production 6/25 Arkoma Newfield Blevins #3H - 25% NRI Woodford Shale Exploratory, large acreage position, testing

Selected Upcoming Activities The combined company has spent or committed approximately $45 million of its 2005 capital program of $141 million. The second quarter of 2005 will be similar to the first quarter in terms of expenditures and activity. South Texas Dry Hollow Field - 19% NRI 15,500' Lavaca County Wilcox PUD, Spud ~ 6/15 Lions Field-25% NRI 16,000' Goliad County Wilcox Exploratory, Spud ~ 6/15 Heavyweight Prospect - 38% NRI 16,500' Matagorda County Frio Exploratory, Spud ~ 8/1 Provident City Prospect - 38% NRI 14,000' Lavaca County Wilcox Exploratory, Spud ~ 8/1 Brushy Creek Prospect - 38% NRI 15,000' Goliad County Wilcox Exploratory, Spud ~ 9/15

Selected Upcoming Activities South Louisiana Alliance Trust #50 & #51 - 82% NRI Gueydan Field, 3,500' offsets to AT #45 discovery, Spud ~ 7/15 Noble #2 and #3, Alliance Trust #48 - 39%- 82% NRI Gueydan Field, 10,000' PUDs, Spud ~ 6/15 Arkoma USA #1 and #2 - 59% NRI 12,000' Atoka and Jackfork Exploratory, Spud~ 9/1 East Texas Pearson and Pearson NE - 60% NRI 11,000' James Lime, Horizontal Exploratory on large acreage position, Spud ~ 7/15

20.5 Mmcfe/d current production South Texas 64 Bcfe 58% Proved Developed 16% Current Daily Production 27 PUD locations Upside Potential La Reforma and Los Indios Fields, South Texas: Vicksburg exploitation and exploration Dry Hollow Field, Middle Texas Gulf Coast: Wilcox exploitation Heard Ranch, South Texas: Frio exploitation Lions, Andromeda, Provident City and Brushy Creek Prospects, Middle Texas Gulf Coast: Wilcox exploitation and exploration Heavyweight Prospect, Matagorda County, Tx: Frio exploration 2005 CAPEX: $39 MM 27% of total budget At December 31, 2004 pro forma for sale of royalty interests, acquisition of Proton Energy, and acquisition of Mission Resources based on SEC pricing of $43.58 oil, $6.20 gas Production as of 4/9/05

South Texas - La Reforma Field Successfully drilled two Probable and two PUD locations since July 2004 Anticipate drilling five additional wells during the balance of 2005

South Texas - La Reforma Field Guerra C-3: Example of directional drilling in Vicksburg sands, La Reforma Field Current Production 9.3 Mmcfe/day

Gulf Coast 51.1 Mmcfe/d current production 93 Bcfe 69% Proved Developed 39% Current Daily Production 34 PUD locations Upside Potential Gueydan Field, Vermilion Parish, La.: Shallow (2500-3000'), Intermediate (8000-10,000') and Deep (14,000-16,000') exploitation and exploration Breton Sound/Chandeleur Sound, Plaquemines Parish, La: Geopressured Cris I and Tex W amplitude exploration North Leroy, Vermilion Parish, La: Geopressured Marg Howei exploitation and exploration West Lake Verret, St. Martin Parish, La.: Shallow (5000-7000') oil exploitation Argo Prospect, Jefferson County, Tx.: Yegua exploitation and exploration Gulf of Mexico: Multiple exploitation and exploration opportunities 2005 CAPEX: $41 MM 29% of total budget At December 31, 2004 pro forma for sale of royalty interests, acquisition of Proton Energy, and acquisition of Mission Resources based on SEC pricing of $43.58 oil, $6.20 gas Production as of 4/9/05

Gulf Coast - Gueydan Field Current Drill Planned Drill

Permian 191 Bcfe 82% Proved Developed 25% Current Daily Production 117 PUD locations Upside Potential Waddell Ranch Field, Crane County, Texas: Mission and Petrohawk own approximately 16% WI with over 500 upside opportunities identified TXL Field, Ector County, Texas: Mission owns approximately 20% WI with 20 PUD locations Jalmat, Lea County, New Mexico: Mission owns 95% WI with 55 PUD locations and 91 probable locations 2005 CAPEX: $14 MM 10% of total budget 32.8 Mmcfe/d current production At December 31, 2004 pro forma for sale of royalty interests, acquisition of Proton Energy, and acquisition of Mission Resources based on SEC pricing of $43.58 oil, $6.20 gas Production as of 4/9/05

12.8 Mmcfe/d current production Anadarko 53 Bcfe 83% Proved Developed 10% Current Daily Production 18 PUD locations Upside potential: Infill drilling in WEHLU, Oklahoma Co., OK Shale gas play in Texas Panhandle Extensive interests owned in Deep Anadarko gas trend Cleveland sand horizontal development opportunities in Texas Panhandle 2005 CAPEX: $17 MM 12% of total budget At December 31, 2004 pro forma for sale of royalty interests, acquisition of Proton Energy, and acquisition of Mission Resources based on SEC pricing of $43.58 oil, $6.20 gas Production as of 4/9/05

3.2 Mmcfe/d current production East Texas / North Louisiana Basin 20 Bcfe 40% Proved Developed 2% Current Daily Production 20 PUD locations Upside potential: Over 5,500 net acres in Cotton Valley play Five new wells drilled in 205 Will maintain operated drilling throughout 2005 Approx. 6,000 acre James Lime horizontal play 2005 CAPEX: $11 MM 8% of total budget At December 31, 2004 pro forma for sale of royalty interests, acquisition of Proton Energy, and acquisition of Mission Resources based on SEC pricing of $43.58 oil, $6.20 gas Production as of 4/9/05

4.5 Mmcfe/d current production Arkoma 19 Bcfe 79% Proved Developed 3% Current Daily Production 11 PUD locations Woodford and Caney Shale gas play in Pittsburg and McIntosh Counties, Oklahoma Hartshorne CBM play in Pittsburg, Haskell and McIntosh Counties, Oklahoma 80,000 net acres covering large four way flower structure in Scott County, Arkansas 2005 CAPEX: $3 MM 2% of total budget At December 31, 2004 pro forma for sale of royalty interests, acquisition of Proton Energy, and acquisition of Mission Resources based on SEC pricing of $43.58 oil, $6.20 gas Production as of 4/9/05

Mission is an accretive transaction Cash flow, production, reserves and NAV per share improvement Adds complementary property and solid upside Property in basins where we have significant technical expertise Substantially hedged Significant drilling program underway Company Building Track Record Significant management investment Privately negotiated acquisitions Divestment Strategy Continual upgrading of property base Hedging program to protect downside Market today provides meaningful protection Capacity to pursue additional opportunities Divestment opportunities to reduce debt and lower unit costs Significant free cash flow Build to sell Summary

Petrohawk Corporate Information Independent Reserve Engineers Netherland, Sewell & Associates Corporate Counsel Hinkle Elkouri Law Firm LLC Securities Counsel Thompson & Knight LLP Lead Commercial Bank BNP Paribas Auditor Deloitte Stock Transfer Agent American Stock Transfer & Trust Company State of Incorporation Delaware Website www.petrohawk.com Equity Research Petrie Parkman, Next Generation, FBR, Johnson Rice, Sterne Agee, Ferris Baker Watts, Dahlman Rose Listing NASDAQ: HAWK